UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. )1
Sunair Services Corporation

(Name of issuer)
Common stock, par value $.10

(Title of class of securities)
867017105

(CUSIP number)
March 3, 2008

(Date of event which requires filing of this statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)
(Continued on the following pages)

[1]The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1of 8 Pages)

CUSIP No.	867017105	SCHEDULE 13G	Page	2	of	8	Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		661,502 Common stock, par value $.10

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		661,502 Common stock, par value $.10

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,502 Common stock, par value $.10

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.05% Common stock, par value $.10

12	TYPE OF REPORTING PERSON*

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	867017105	SCHEDULE 13G	Page	3	of	8	Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Group, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		661,502 Common stock, par value $.10

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		661,502 Common stock, par value $.10

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,502 Common stock, par value $.10

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.05% Common stock, par value $.10

12	TYPE OF REPORTING PERSON*

PN
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	867017105	SCHEDULE 13G	Page	4	of	8	Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS PAR Capital Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) ☐
(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		661,502 Common stock, par value $.10

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		661,502 Common stock, par value $.10

WITH	8	SHARED DISPOSITIVE POWER

None

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

661,502 Common stock, par value $.10

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.05% Common stock, par value $.10

12	TYPE OF REPORTING PERSON *

CO
* SEE INSTRUCTIONS BEFORE FILLING OUT!

STATEMENT ON SCHEDULE 13G
     Item 1(a). Name of Issuer:
Sunair Services Corporation
     Item 1(b). Address of Issuer’s Principal Executive Offices:
595 South Federal Highway
Suite 500
Boca Raton, Florida 33432
     Item 2(a). Names of Person Filing:
PAR Investment Partners, L.P.
PAR Group, L.P.
PAR Capital Management, Inc.
     Item 2(b). Business Mailing Address for the Person Filing:
PAR Capital Management, Inc.
One International Place, Suite 2401
Boston, MA 02110
     Item 2(c). Citizenship:
State of Delaware
     Item 2(d). Title of Class of Securities:
Common stock, par value $.10
     Item 2(e). CUSIP Number:
867017105
Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:
Not Applicable
     Item 4. Ownership:
(a) Amount Beneficially Owned:
661,502 common stock, par value $.10
(b) Percent of Class:
5.05% common stock, par value $.10
(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 661,502 common stock, par value $.10

(ii)	shared power to vote or to direct the vote:

(iii)	sole power to dispose or to direct the disposition of: 661,502 common stock, par value $.10

(iv)	shared power to dispose or to direct the disposition of:
     Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable
     Item 6. Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable
     Item 8. Identification and Classification of Members of the Group:
Not Applicable
     Item 9. Notice of Dissolution of Group:
Not Applicable
     Item 10. Certification:
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 13, 2008

PAR INVESTMENT PARTNERS, L.P.
By:	PAR GROUP, L.P.
its general partner
By:	PAR CAPITAL MANAGEMENT, INC.
its general partner

By:	/s/ Gina DiMento
Gina DiMento, Vice President

PAR GROUP, L.P.
By:	PAR CAPITAL MANAGEMENT, INC.,
its general partner

By:	/s/ Gina DiMento
Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Gina DiMento
Gina DiMento, Vice President

JOINT FILING AGREEMENT
     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the COMMON STOCK, PAR VALUE $.10 of Sunair Services Corporation and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.
     In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 13th day of March, 2008.

PAR INVESTMENT PARTNERS, L.P.
By:	PAR GROUP, L.P.
its general partner
By:	PAR CAPITAL MANAGEMENT, INC.
its general partner
By:	/s/ Gina DiMento
Gina DiMento, Vice President

PAR GROUP, L.P.
By:	PAR CAPITAL MANAGEMENT, INC.,
its general partner

By:	/s/ Gina DiMento
Gina DiMento, Vice President

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Gina DiMento
Gina DiMento, Vice President